Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDEND REQUIREMENT

	For Year Ended December 31,
	2014	2013	2012	2011	2010
	(Dollars In Thousands)
Earnings:
1. Income (loss) before income taxes	$57,282	$41,903	$65,773	$37,732	$33,838
2. Plus interest expense	15,801	19,203	28,377	35,146	47,850

3. Earnings including interest on deposits	73,083	61,106	94,150	72,878	81,688
4. Less interest on deposits	11,225	12,346	20,720	26,370	38,427

5. Earnings excluding interest on deposits	$61,858	$48,760	$73,430	$46,508	$43,261

Fixed charges and preferred stock dividend requirements (pre-tax):
6. Including interest on deposits and capitalized interest	$16,563	$19,922	$29,198	$40,145	$52,675
7. Less interest on deposits (Line 4)	11,225	12,346	20,720	26,370	38,427

8. Excluding interest on deposits	$5,338	$7,576	$8,478	$13,775	$14,248

Ratio of earnings to fixed charges and preferred stock dividend requirements (pre-tax):
Including interest on deposits (Line 3 divided by Line 6)	4.41	3.07	3.22	1.82	1.55
Excluding interest on deposits (Line 5 divided by Line 8)	11.59	6.44	8.66	3.38	3.04